FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Prisma Medios de Pago S.A. – Transfer of Shares

Autonomous City of Buenos Aires, March 18, 2022

Messrs.

Securities and Exchange Commission

Re: Prisma Medios de Pago S.A. – Transfer of Shares.

With due consideration:

I hereby address you in our my capacity as proxies of BANCO BBVA ARGENTINA S.A. (eL “Banco” ), in order to inform - in addition to what was reported on 1° October 2021, that on the day hereof the transfer of the whole remaining shareholding of the Bank in Prisma Medios de Pago S.A. (“Prisma”) in favor of AI ZENITH (Netherlands) B.V. (company associated to Advent International Global Private Equity) representing the 5,4496 % of the capital stock of Prisma, has been perfected.

The price for such participation amounts to US Dollars 40.038.121,84 and shall be paid as follows: (i) 30% in Adjustable by CER (UVA) at a rate of 15% annual nominal and (ii) 70% in US Dollars at a rate of 10% nominal within six years.

Moreover, and in addition to the information provided on 22 January 2019, it is hereby stated that, within the context of the transaction reported above, it has been agreed that part of the balance of the price for the sale of 51% of the capital stock and the votes of Prisma will be paid in two instalments. The term to perform such payment shall be extended to the years 2026 and 2027.

The above-mentioned transaction does not affect the normal course of the Bank’s business.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 18th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer